Direct Phone: 703.618.2503 jeffrey.li@fisherBroyles.com

October 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil Shannon Buskirk Michael Purcell Liz Packebusch

Re:	Eastern International Ltd. Registration Statement on Form F-1 Filed September 3, 2024 File No. 333-281900

Ladies and Gentlemen:

On behalf of our client, Eastern International Ltd, a foreign private issuer organized under the laws of Cayman Islands (the “Company”, “We” or “Our”), we are submitting this letter and the following information in response to a letter, dated September 11, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on September 3, 2024. Concurrently with the submission of this letter, the Company is filing herewith its Amendment No.1 to the registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Registration Statement, marked to show changes to the Registration Statement filed with the Commission on September 3, 2024.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Registration Statement on Form F-1 Principal Shareholders, page 101

1.	Please revise your ownership table to include the total aggregate ownership of each shareholder.

Response: We have revised our ownership table to include the total aggregate voting power of each shareholder on page 101.

Exhibits

2.	We note your Memorandum and Articles of Association filed as Exhibit 3.1 provide that unless the directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year. However, you disclose in your prospectus that your fiscal year end is March 31. Please advise or revise.

Response: We have filed the Second Amended and Restated Memorandum and Articles of Association as Exhibit 3.1 which provides that the financial year of the Company shall end on March 31 in each year.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Albert Wong, Chief Executive Officer of Eastern International Ltd.